# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grove Collaborative Holdings, Inc., CIK 0001841761
CUSIP: 39957D102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0001832413
Persons authorized to receive notices and communications: Ross Berman, HCI Grove, LLC, 807 West Ave., Austin, Texas (TX), 78701, 917-699-1415

## Reporting persons
- HCI Grove, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,111,110; sole dispositive power 0; shared dispositive power 1,111,110; aggregate amount beneficially owned 1,111,110 (2.6% of the class)
  Comment: Comment for Type of Reporting Person: Jason H. Karp is the sole Manager of HCI Grove, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- HCI Grove Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 362,000; sole dispositive power 0; shared dispositive power 362,000; aggregate amount beneficially owned 362,000 (0.8% of the class)
  Comment: Comment for Type of Reporting Person: Consists of a warrant to purchase an aggregate of 362,000 shares of the Class A Common Stock (on an adjusted basis), which is currently exercisable. Ross Berman is the sole Manager of HCI Grove Management, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- Jason H. Karp (CIK 0001832413): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,631,110; sole dispositive power 0; shared dispositive power 1,631,110; aggregate amount beneficially owned 1,631,110 (3.8% of the class)
  Comment: Comment for Type of Reporting Person: Consists of (i) 520,000 shares of Class A Common Stock held by Mr. Karp directly and (ii) 1,111,110 shares of Class A Common Stock held by HCI Grove, LLC, of which Mr. Karp is the sole Manager.
- Ross Berman (CIK 0001433767): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 556,999; sole dispositive power 0; shared dispositive power 556,999; aggregate amount beneficially owned 556,999 (1.3% of the class)
  Comment: Comment for Type of Reporting Person: Consists of (i) 194,999 shares of Class A Common Stock held by Mr. Berman directly and (ii) 362,000 shares of Class A Common Stock issuable upon exercise of a warrant held by HCI Grove Management, LLC, of which Mr. Berman is the sole Manager.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Grove Collaborative Holdings, Inc.
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Comment: This Amendment No. 3 (this "Amendment No. 3") to Schedule 13D amends the Schedule 13D filed by HCI Grove, LLC ("HCI Grove"), HCI Grove Management, LLC ("HCI Grove Management"), Jason H. Karp ("Karp") and Ross Berman ("Berman" and, together with HCI Grove, HCI Grove Management and Karp, the "Reporting Persons"), as amended by Amendment No. 1 and Amendment No. 2 thereto, with respect to the securities of Grove Collaborative Holdings, Inc. (the "Company", and such Schedule 13D, as amended, the "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

On August 27, 2026, the Board of Directors (the "Board") of the Company appointed Karp to serve on the Board as a member of Class III of the Board for a term expiring at the Company's annual meeting of shareholders in 2028. As a member of the Board, Karp participates in the management and policies of the Company and, in that capacity, may take positions or actions with respect to matters presented to the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,188,109 shares of Class A Common Stock, representing approximately 5.1% of the outstanding shares of Class A Common Stock (based upon 42,701,046 shares of Class A Common Stock issued and outstanding as of July 31, 2026, as set forth on the front cover of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the U.S. Securities and Exchange Commission on August 6, 2026).

(1) HCI Grove

Number of shares: 1,111,110
Percentage of shares: 2.6%

(2) HCI Grove Management

Number of shares: 362,000
Percentage of shares: 0.8%

(3) Jason H. Karp

Number of shares: 1,631,110 (comprised of (i) 520,000 shares of Class A Common Stock held by Mr. Karp directly and (ii) 1,111,110 shares of Class A Common Stock held by HCI Grove, of which Mr. Karp is the sole Manager)
Percentage of shares: 3.8%

(4) Ross Berman

Number of shares: 556,999 (comprised of (i) 194,999 shares of Class A Common Stock held by Mr. Berman directly and (ii) 362,000 shares of Class A Common Stock issuable upon exercise of a warrant held by HCI Grove Management, of which Mr. Berman is the sole Manager)
Percentage of shares: 1.3%

## Signatures
- HCI Grove, LLC: /s/ Jason H. Karp, Jason H. Karp/Manager (08/31/2026)
- HCI Grove Management, LLC: /s/ Ross Berman, Ross Berman/Manager (08/31/2026)
- Jason H. Karp: /s/ Jason H. Karp, Jason H. Karp (08/31/2026)
- Ross Berman: /s/ Ross Berman, Ross Berman (08/31/2026)